Exhibit (a)(7)



January 28, 2000             VIA FAX AND OVERNIGHT


Mr. Ralph C. Walker
Orrick, Herrington & Sutcliffe, LLP
Old Federal Building
400 Sansome Street
San Francisco, CA  94111-3143

RE:     McNeil Real Estate Fund XX, L.P.

Dear Mr. Walker,

This letter is in response to your inquires set forth in an undated letter which we received by facsimile transmission on January 27, 2000.

First of all, the question of financial resources is a total red herring. The full amount of the tender offer price has been placed in escrow. This is cash. Furthermore, it is obvious that 100% of all limited partners will not tender as many wish to remain in the Partnership. The amount in escrow satisfies your inquiry.

Finally, we have no "plans" with respect to Unit holders who wish to remain in the partnership. Rather, our tender allows these limited partners a choice to stay in. Contrast this with the large number of limited partner Whitehall/McNeil are forcing out. We have many ideas which we think will maximize partnership value, but we would seek limited partner approval before implementation.

We trust this answers your inquiry. We have a question to you, "Is $110 more than $105?"

Very Truly Yours,

/s/  David L. Johnson
David L. Johnson
Member